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                              January 15, 2021

       Ernest Hemple
       Chief Executive Officer
       Hoop Street Center I Corp
       20715 S 184th Place
       Queen Creek, AZ 85142

                                                        Re: Hoop Street Center
I Corp
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed December 29,
2020
                                                            File No. 024-11349

       Dear Mr. Hemple:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2020 letter.

       Amendment No. 3 to Form 1-A Filed December 29, 2020

       Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings,
       page 1

   1.                                                   Please amend Item 4. of
Part I of your form 1-A, in the section titled "Anticipated fees in connection with this
offering and service providers," to disclose the anticipated fees you expect to incur in
connection with this offering that are disclosed in the offering circular, and include the names
of the service providers. For example, you disclose on page 26 of the offering circular
that "[t]he net proceeds from the offering, assuming it is fully subscribed, are
expected to be approximately $48,000,000 after the payment of
                                                        $2,000,000 as media
partner fees, printing, mailing, marketing, legal and accounting costs, and other compliance
and professional fees that may be incurred."
 Ernest Hemple
Hoop Street Center I Corp
January 15, 2021
Page 2
Plan of Distribution, page 24

2. We note your amended disclosure in response to comment 5, including that "[t]he role of media partner (s) is to promote marketing material, digital marketing and publicity through media companies and social media influencers;" "[t]he Company will pay $50 for every qualified lead that gets generated through media partners advertising;" and "[t]he
         Company will pay the media partners on a monthly basis based on the number of qualified leads received." Therefore, although you disclose that the media partners are not registered with the Commission as placement agents, it appears that the media partners will be compensated by you for soliciting an investment in your securities, and may be acting as placement agents. In this regard, please revise this section to include the
         required disclosure regarding the company   s use of a placement
agent. Please also revise
         Part I of Form 1-A and the cover of the offering circular accordingly. Alternatively, in your response letter, please provide us with you legal analysis as to why you do not
         believe the company   s media partners will act as a placement agents.
3. We note your revised disclosure and reissue Comment 6. Please amend your disclosure to clarify who will be offering and selling your interests in this offering and disclose whether any persons affiliated with you are relying upon Rule 3a4-1 in connection with this offering.
Dilution, page 26

4. We read your disclosure revisions in response to comment 4. Please further revise your disclosure in accordance with Item 4 of Part II of Form 1-A if there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire.
Use of Proceeds, page 27

5. We note your revised disclosure and reissue Comment 7. On page 37, you disclose the
       company   s plan to begin repayment of the operating expenses incurred by Hoop Street,
       LLC at the commencement of the offering. Please revise your disclosure in the "Use of
       Proceeds" section to reflect this and to include a description of the terms of repayment. As a related matter, we note your disclosure that "[a] portion of the proceeds from this
       Offering may be used to compensate or otherwise make payments to officers or directors of the issuer." Please amend the table in this section to include the amount of proceeds
FirstName LastNameErnest Hemple
       you intend to use for payments to officers or directors, and the amount of proceeds you
Comapany    NameHoop
       intend  to use for Street Center
                          repayment  of Ioperating
                                          Corp     expenses, under each
scenario presented in the
Januarytable.
         15, 2021 Page 2
FirstName LastName
 Ernest Hemple
FirstName
Hoop StreetLastNameErnest
            Center I Corp Hemple
Comapany
January 15,NameHoop
            2021      Street Center I Corp
January
Page 3 15, 2021 Page 3
FirstName LastName
Securities Being Offered, page 45

6. We note that in response to Comment 11, you disclose that the common stock is entitled to one vote per share and the preferred stock has no voting rights; however, your Articles of Incorporation, as amended, are silent on voting rights and your bylaws provide that all capital stock is entitled to one vote per share. Please reconcile this disclosure. Please also disclose the rights and preferences of the preferred stock being offered and your common stock, including, but not limited to, liquidation rights, conversion rights, preemptive rights, and any redemption provisions. Lastly, we note your removal of the disclosure that you do not intend to declare dividends. Please also revise your "Use of
         Proceeds" section to include the estimated amount of proceeds you expect to reserve for dividends.
Financial Statements and Independent Auditor's Report, page 47

7. It is unclear how you have responded to comment 12; as such, we reissue such comment. Please amend to provide audited financial statements and footnotes as required by Part F/S, paragraphs (c) and (b)(4), of Form 1-A. In this regard, we note your disclosure on page 36 that your inception date is February 4, 2020. Please also update your MD&A discussion on page 37 pursuant to Item 9 of Part II of Form 1-A.
Exhibit F, page 1

8. It appears that you provide your balance sheet and auditor's report in Exhibit F. Please amend to provide a currently dated consent from your independent auditor pursuant to
         Item 17.11 of Part III of Form 1-A.
General

9. We note the revised landing page for your website states: "Hoop Street Centers need less land and a lot less money to build than a Top Golf Center, and yet a Hoop Street Center is
         projected to earn as much or more than a Top Golf Center. TopGolf   s
60-centers enjoyed
         $500,000,000 in 2019 revenue," and still provides a link to Hoop Street Entertainment,
         LLC's private offering memorandum. Considering that investors in your offering are directed to your website for notice and to subscribe to your offering, please revise your website to include the legends required by Rules 251(d) and 255 of Regulation A, along with an active link to your 1-A offering circular. In this regard, we note that you have revised your offering circular to include such legends, yet they are not included on your website. Please also revise your website to clearly state where you are referring to an investment in your company, or an investment in another Hoop Street entity, and tell us how Hoop Street Entertainment, LLC is related to you. Finally, please tell us in your response letter why it is appropriate to suggest that you are projected to earn as much or more than a Top Golf Center, provided you have no historical financial information. Alternatively, please remove such references regarding the potential
         returns and TopGolf's revenue from your website.
 Ernest Hemple
Hoop Street Center I Corp
January 15, 2021
Page 4

       You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,
FirstName LastNameErnest Hemple
                                                         Division of
Corporation Finance
Comapany NameHoop Street Center I Corp
                                                         Office of Trade &
Services
January 15, 2021 Page 4
cc:       Adam Wardel
FirstName LastName